                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------
                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        --------------------------------

(Mark One)

(x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 1996

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________________ to _____________________


                           Commission File No. 0-21933

         A. Full title and address of the plan, if different from that of the issuer named below:

                 SUMMIT HOLDING SOUTHEAST, INC. RETIREMENT PLAN
           (FORMERLY KNOWN AS SUMMIT CONSULTING, INC. RETIREMENT PLAN)

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         SUMMIT HOLDING SOUTHEAST, INC.
                               2310 A-Z PARK ROAD
                             LAKELAND, FLORIDA 33801
                                 (941) 665-6060

                              REQUIRED INFORMATION

The following financial statements and schedules, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:




                     Summit Consulting, Inc. Retirement Plan
                              Financial Statements
                     Years ended December 31, 1996 and 1995

                                TABLE OF CONTENTS

Report of Independent Auditors ..........................................................................3

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................................................4
Statements of Changes in Net Assets Available for Benefits...............................................5
Notes to Financial Statements............................................................................6
Schedule of Assets Held for Investment Purposes.........................................................13
Schedule of Reportable Transactions.....................................................................14


                         Report of Independent Auditors


The Plan Administrator
Summit Consulting, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Summit Consulting, Inc. Retirement Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

September 23, 1997

                     Summit Consulting, Inc. Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                                                            DECEMBER 31
                                                                                      1996              1995
                                                                                ------------------------------------
ASSETS
Cash                                                                            $              1    $       1,874
Investments                                                                            7,300,822        5,835,758
Contributions receivable:
   Summit Consulting, Inc.                                                                 1,892           22,046
   Participants                                                                           53,936           62,633
Other assets                                                                              16,198           14,565
                                                                                ====================================
Net assets available for benefits                                                     $7,372,849       $5,936,876
                                                                                ====================================


See accompanying notes.

                     Summit Consulting, Inc. Retirement Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                                     YEAR ENDED DECEMBER 31
                                                                                     1996              995
                                                                                 ----------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
     Interest and dividends                                                      $   515,343      $   375,056
     Net realized and unrealized appreciation of fair
       value of investments                                                          185,136          570,672
                                                                                 ----------------------------
                                                                                     700,479          945,728
   Contributions from:
     Summit Consulting, Inc.                                                         411,013          326,243
     Participants                                                                    797,287          664,456
     Transfer of funds and participant loans from plan rollovers                      33,012          521,104
                                                                                 ----------------------------
                                                                                   1,241,312        1,511,803
                                                                                 ----------------------------
                                                                                   1,941,791        2,457,531
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                                    (505,818)       (281,929)
                                                                                 ----------------------------
Net increase                                                                       1,435,973        2,175,602

Net assets available for benefits at beginning of period                           5,936,876        3,761,274
                                                                                 ============================
Net assets available for benefits at end of period                               $ 7,372,849       $5,936,876
                                                                                 ============================



See accompanying notes.

                     Summit Consulting, Inc. Retirement Plan

                          Notes to Financial Statements

                                December 31, 1996

1. DESCRIPTION OF THE PLAN

The Summit Consulting, Inc. Retirement Plan (the Plan) is a defined contribution (401(k)) plan covering substantially all employees of Summit Consulting, Inc. (the Company) who have met certain requirements as to length of service and have elected to participate. The Plan was established effective May 1, 1992 and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Each participant of the Plan may voluntarily contribute up to 16% of their annual compensation subject to a maximum as defined by government regulations. The Company makes a matching contribution in an amount equal to 75% of the participant's tax deferred contribution, not to exceed 6% of the participant's annual compensation.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company's matching contributions are subject to forfeiture at varying percentages based on length of service and become fully vested after five years of service. Forfeitures are used to reduce the Company's matching contributions and not to increase benefits under the Plan.

The Plan provides for payments of benefits upon retirement, death, disability, termination of employment, and hardship withdrawals.

The Plan provides that participants may obtain loans from the Plan in an amount up to one-half of the participant's vested account balance up to a maximum of $50,000. The minimum amount of any loan is $500. Interest rates for loans to participants are established by the plan administrator and are generally a function of market interest rate levels. As of December 31, 1996 and 1995, interest rates for outstanding loans varied from 7% to 11% and such loans are repayable over periods ranging up to 10 years. Certain loans have higher interest rates than current prevailing rates, due to the loan being initiated under a predecessor plan. Participant loans are collateralized by the participants' vested account balances.

The Company has the right to terminate the Plan at any time. If the Plan is terminated, the assets remaining in the Plan, after payment of all liabilities, will become fully vested to the participants in the Plan.

Further information about the Plan is contained in the Summary Plan Description of the Summit Consulting, Inc. Retirement Plan which is available from the plan administrator.

                     Summit Consulting, Inc. Retirement Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING BASIS

The financial statements of the Plan are presented on the accrual basis.

INVESTMENTS

Participants in the Plan have the following five investment options in Merrill Lynch mutual funds: the Government Securities Fund, the Federal Securities Fund, the Capital Fund, the Basic Value Fund, and the Global Allocation Fund. The current value of assets designated to the Federal Securities Fund, the Capital Fund, the Basic Value Fund, and the Global Allocation Fund is determined based upon quoted market values. Assets designated to the Government Securities Fund are generally invested in money market funds which are backed by U.S. Government securities and are stated at cost, which approximates fair market value. The investment funds are described by The Merrill Lynch Trust Company (the Trustee) as follows:

         GOVERNMENT SECURITIES FUND: This fund invests only in short-term securities backed by the full faith and credit of the U.S. Government.

         FEDERAL SECURITIES FUND: This fund seeks high current income by investing in U.S. Government and agency securities such as treasury notes, Ginnie Maes and Fannie Maes. The Merrill Lynch Federal Securities Fund is designed for conservative income-oriented investors.

         CAPITAL FUND: This is a growth and income fund which seeks high total return consistent with prudent risk. The Merrill Lynch Capital Fund shifts investments among income stocks, growth stocks and bonds.

         BASIC VALUE FUND: This is a growth fund with the primary investment objective of capital appreciation. The Merrill Lynch Basic Value Fund invests in what the fund manager believes to be undervalued equity securities.

         GLOBAL ALLOCATION FUND: This is a total return fund that invests internationally and domestically in a broad range of asset classes.

         CASH MANAGEMENT MONEY FUND: This is a cash holding account that temporarily invests excess or idle cash into money market accounts before it is used to purchase the above listed funds. The Merrill Lynch Cash Management Money Fund is not an investment option for participants.

                     Summit Consulting, Inc. Retirement Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ALLOCATION OF INVESTMENT INCOME

The allocation of earnings or losses of each investment fund is based on the average balance of each participant in each fund.

EXPENSES

Administrative expenses of the Plan are generally paid by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

During the years ended December 31, 1996 and 1995, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $185,136 and $570,672, respectively, as follows:

                                                                     NET APPRECIATION
                                                                      (DEPRECIATION)
                                                                       IN FAIR VALUE         FAIR VALUE AT
                                                                      DURING THE YEAR         END OF YEAR
                                                                    ----------------------------------------
         Year ended December 31, 1996:
            Fair value as determined by quoted market price:
                Government Securities Fund                          $           -              $     666,116
                Federal Securities Fund                                   (20,762)                 1,187,160
                Capital Fund                                               31,498                  2,180,809
                Basic Value Fund                                          137,913                  1,849,843
                Global Allocation Fund                                     36,487                  1,033,488
                Participant loans                                              -                     383,406
                                                                    ========================================
                                                                    $      185,136              $  7,300,822
                                                                    ========================================


                     Summit Consulting, Inc. Retirement Plan

3. INVESTMENTS (CONTINUED)


                                                                    NET APPRECIATION
                                                                     (DEPRECIATION)
                                                                     IN FAIR VALUE          FAIR VALUE AT
                                                                    DURING THE YEAR          END OF YEAR
                                                                   --------------------------------------
         Year ended December 31, 1995:
            Fair value as determined by quoted market price:
                Cash Management Money Fund                         $           -            $    207,339
                Government Securities Fund                                      -                381,699
                Federal Securities Fund                                    63,341              1,056,861
                Capital Fund                                              229,776              1,792,079
                Basic Value Fund                                          190,114              1,233,055
                Global Allocation Fund                                     87,441                793,837
                Participant loans                                               -                370,888
                                                                   =====================================
                                                                   $      570,672             $5,835,758
                                                                   =====================================


The above information includes investments that represent 5% or more of the Plan's net assets.

                     Summit Consulting, Inc. Retirement Plan

3. INVESTMENTS (CONTINUED)

The changes in net assets during the year ended December 31, 1996 for the separate funds are as follows:

                                                                     GOVERNMENT       FEDERAL
                                                                     SECURITIES      SECURITIES
                                                       COMBINED         FUND            FUND
                                                    --------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
   Interest and dividends                            $    515,343      $  34,518    $     73,487
   Net realized and unrealized appreciation
     (depreciation) in fair value of investments          185,136              -         (20,762)
                                                    --------------------------------------------
                                                          700,479         34,518          52,725
Contributions:
   Summit Consulting, Inc.                                411,013         44,861          74,970
   Participants                                           797,287         80,006         131,634
   Rollovers                                               33,012              -               -
                                                    --------------------------------------------
                                                    --------------------------------------------
                                                        1,241,312        124,867         206,604
                                                    --------------------------------------------
                                                        1,941,791        159,385         259,329
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                            (505,818)       (37,229)       (109,722)
                                                    --------------------------------------------
Net increase prior to interfund transfers               1,435,973        122,156         149,607
Interfund transfers (net)                                       -        (54,228)        (22,245)
                                                     --------------------------------------------
Net increase in net assets available for benefits       1,435,973         67,928         127,362

Net assets available for benefits at beginning of
   period                                               5,936,876        617,636       1,070,797
                                                     ===========================================
Net assets available for benefits at end of period   $  7,372,849       $685,564      $1,198,159
                                                     ===========================================


                                                                       BASIC           GLOBAL
                                                        CAPITAL        VALUE        ALLOCATION     PARTICIPANT
                                                         FUND          FUND            FUND           LOANS
                                                      --------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
   Interest and dividends                             $  197,343     $   113,818   $     96,177       $      -
   Net realized and unrealized appreciation
     (depreciation) in fair value of investments          31,498         137,913         36,487              -
                                                      --------------------------------------------------------
                                                         228,841         251,731        132,664
Contributions:
   Summit Consulting, Inc.                               124,232          99,063         67,887              -
   Participants                                          241,291         208,718        135,638              -
   Rollovers                                              11,265          13,575          8,172              -
                                                      --------------------------------------------------------
                                                      --------------------------------------------------------
                                                         376,788         321,356        211,697              -
                                                      --------------------------------------------------------
                                                         605,629         573,087        344,361              -
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                           (155,804)        (89,031)      (114,032)             -
                                                      --------------------------------------------------------
Net increase prior to interfund transfers                449,825         484,056        230,329              -
Interfund transfers (net)                                (60,552)        129,129         (4,622)        12,518
                                                      --------------------------------------------------------
Net increase in net assets available for benefits        389,273         613,185        225,707         12,518

Net assets available for benefits at beginning of
   period                                              1,812,557       1,247,962        817,036        370,888
                                                      ========================================================
Net assets available for benefits at end of period    $2,201,830      $1,861,147     $1,042,743       $383,406
                                                      ========================================================



(a)      Participant loan interest income has been allocated to the other funds.

                     Summit Consulting, Inc. Retirement Plan

3. INVESTMENTS (CONTINUED)

The changes in net assets during the year ended December 31, 1995 for the separate funds are as follows:

                                                                      GOVERNMENT     FEDERAL
                                                                      SECURITIES   SECURITIES
                                                        COMBINED         FUND         FUND
                                                      ---------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
   Interest and dividends                             $  375,056      $ 25,289     $   60,490
   Net realized and unrealized appreciation in
     fair value of investments                           570,672             -         63,341
                                                      ---------------------------------------
                                                         945,728        25,289        123,831
Contributions:
   Summit Consulting, Inc.                               326,243        39,360         71,893
   Participants                                          664,456        70,006        110,734
   Rollovers                                             521,104        22,671        104,193
                                                      ---------------------------------------
                                                       1,511,803       132,037        286,820
                                                      ---------------------------------------
                                                       2,457,531       157,326        410,651
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                           (281,929)      (25,411)       (37,984)
                                                      ---------------------------------------
Net increase prior to interfund transfers              2,175,602       131,915        372,667
Interfund transfers (net)                                      -       117,529        (85,870)
                                                      ---------------------------------------
                                                      ---------------------------------------
Net increase in net assets available for benefits      2,175,602       249,444        286,797

Net assets available for benefits at beginning of
   period                                              3,761,274       368,192        784,000
                                                      =======================================
Net assets available for benefits at end of period    $5,936,876      $617,636     $1,070,797
                                                      =======================================


                                                                    BASIC          GLOBAL
                                                      CAPITAL       VALUE        ALLOCATION    PARTICIPANT
                                                       FUND         FUND            FUND          LOANS
                                                   -------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
   Interest and dividends                             179,068    $   48,397      $ 61,812         $      -
   Net realized and unrealized appreciation in
     fair value of investments                        229,777       190,114        87,440                -
                                                   -------------------------------------------------------
                                                      408,845       238,511       149,252                -
Contributions:
   Summit Consulting, Inc.                            107,403        79,657        68,470                -
   Participants                                       183,450       138,731       120,995                -
   Rollovers                                          143,883       204,732        45,625                -
                                                   -------------------------------------------------------
                                                      434,736       423,120       235,090                -
                                                   -------------------------------------------------------
                                                      843,581       661,631       384,342                -
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                         (72,513)      (63,788)      (82,233)               -
                                                   -------------------------------------------------------
Net increase prior to interfund transfers             771,068       597,843       302,109                -
Interfund transfers (net)                            (131,123)      106,154      (111,886)         105,196
                                                   -------------------------------------------------------
Net increase in net assets available for benefits     639,945       703,997       190,223          105,196

Net assets available for benefits at beginning of
   period                                           1,172,612       543,965       626,813          265,692
                                                   =======================================================
Net assets available for benefits at end of period $1,812,557    $1,247,962      $817,036         $370,888
                                                   =======================================================


(a)  Participant loan interest income has been allocated to the other funds.

                     Summit Consulting, Inc. Retirement Plan

4. INCOME TAX STATUS

The Internal Revenue Service has ruled (August 5, 1993) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to be operated in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees charged during 1996 and 1995 for accounting, administrative and other services rendered by parties-in-interest were based on customary and reasonable rates for such services and are generally paid by the Company.

                     Summit Consulting, Inc. Retirement Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1996

            IDENTITY OF
          ISSUE, BORROWER,                                                                           CURRENT VALUE
      LESSOR OR SIMILAR PARTY                  DESCRIPTION OF INVESTMENT               COST
------------------------------------------------------------------------------------------------------------------
Merrill Lynch                          666,116 units Merrill Lynch Government
                                          Securities Fund                            $  666,116        $   666,116

Merrill Lynch                          123,921 units Merrill Lynch Federal
                                          Securities Fund                             1,194,017          1,187,160

Merrill Lynch                          71,595 units Merrill Lynch Capital Fund        2,023,305          2,180,809


Merrill Lynch                          60,393 units Merrill Lynch Basic Value
                                          Fund                                        1,558,437          1,849,843

Merrill Lynch                          71,970 units Merrill Lynch Global
                                          Allocation Fund                               964,208          1,033,488
                                                                                     -----------------------------
                                                                                      6,406,083          6,917,416
Participant loans                      7% - 11%                                               -            383,406
                                                                                     =============================
                                                                                     $6,406,083         $7,300,822
                                                                                     =============================


                     Summit Consulting, Inc. Retirement Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1996

                                                                                               CURRENT
                                                                                                VALUE
                                                                                COST         OF ASSET ON      NET
 IDENTITY OF           DESCRIPTION                    PURCHASE    SELLING        OF          TRANSACTION      GAIN
PARTY INVOLVED          OF ASSET                       PRICE     PRICE (A)    ASSET (A)          DATE        (LOSS)
----------------------------------------------------------------------------------------------------------------------

Category (III)-Series of Transactions in Excess of 5% of Plan Assets
--------------------------------------------------------------------
Merrill Lynch       Cash Management Money
                       Fund                                      $2,203,158   $2,203,158      $2,203,158     $    -
Merrill Lynch       Cash Management Money
                       Fund                         $1,995,819                 1,995,819       1,995,819
Merrill Lynch       Government Securities
                       Fund                                         326,421      326,421         326,421          -
Merrill Lynch       Government Securities
                       Fund                            610,838                   610,838         610,838
Merrill Lynch       Federal Securities Fund                         290,040      294,370         290,040     (4,330)
Merrill Lynch       Federal Securities Fund            441,101                   441,101         441,101
Merrill Lynch       Capital Fund                                    295,483      274,705         295,483     20,778
Merrill Lynch       Capital Fund                       652,714                   652,714         652,714
Merrill Lynch       Basic Value Fund                                152,284      127,925         152,284     24,359
Merrill Lynch       Basic Value Fund                   631,159                   631,159         631,159
Merrill Lynch       Global Allocation Fund                          178,059      161,000         178,059     17,059
Merrill Lynch       Global Allocation Fund             381,224                   381,224         381,224



(a) Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the trustee.

There were no Category (I), (II) or (IV) reportable transactions during the year ended December 31, 1996.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lakeland, State of Florida, on September 25, 1997.

                                   SUMMIT HOLDING SOUTHEAST, INC.
                                   RETIREMENT PLAN

                                   By:      SUMMIT HOLDING SOUTHEAST, INC.
                                            RETIREMENT PLAN COMMITTEE
                                            Plan Administrator


                                            By:      /s/ Russell L. Wall
                                                --------------------------
                                                   Russell L. Wall
                                                   Committee Chairman